UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2


                         FIRST CITIZENS BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS B COMMON STOCK, $1.00 PAR VALUE
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                         (Title of Class of Securities)

                                   31946M-20-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         David L. Ward, Jr.
                         William R. Lathan, Jr.
                         Ward and Smith, P.A.
                         1001 College Court
                         New Bern, North Carolina 28562
                         (252) 633-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 1, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 31946M-20-2                                  Page 2 of 4 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       George H. Broadrick
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                              (a) [ ]
                                                                                                              (b) [ ]
------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

       00
------ --------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                      [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION


       United States
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
 BENEFICIALLY
  OWNED BY                -0-
    EACH           ------ -------------------------------------------------------------------------------------------
  REPORTING          8    SHARED VOTING POWER
   PERSON
    WITH                  -0-
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          -0-
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          -0-
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                          -0-
------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [X]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       N/A
------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


       IN
------ --------------------------------------------------------------------------------------------------------------

         This Amendment No. 2 is filed by the Reporting Person to amend his
Schedule 13D dated March 2, 1987, as previously amended by Amendment No. 1 dated March 31, 1997. The Reporting Person's Schedule 13D hereby is further amended as described below.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Class B Common Stock, $1 par value per share ("Class B Common Stock") of First Citizens BancShares, Inc. (the "Issuer"), whose principal executive offices are located at 239 Fayetteville Street, Raleigh, North Carolina 27601.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) The Reporting Person is George H. Broadrick, whose business address is Post Office Box 31727, Charlotte, North Carolina 28231. The Reporting Person is the retired President of the Issuer and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are located at 239 Fayetteville Street, Raleigh, North Carolina 27601. He currently serves as Chairman of the Executive Committee of the Board of Directors and as a consultant to the Issuer and First-Citizens Bank & Trust Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The Reporting Person previously was, or may have been deemed to be, the beneficial owner of an aggregate of 530,672 shares of Class B Common Stock which constituted 30.85% of the outstanding Class B Common Stock (based on 1,720,360 shares outstanding at October 31, 1999). Those shares consisted of 528,172 shares held by five separate irrevocable trusts with respect to which the Reporting Person served as sole trustee or as one of two co-trustees, and 2,500 shares held directly by his spouse.

                  During 1999, two of the above trusts were terminated and their assets (including 157,626 shares of Class B Common Stock) were transferred to another two of such trusts and, effective November 1, 1999, the remaining three trusts were restructured to provide that six persons (including the Reporting Person) will serve as co-trustees of each of the trusts and act by a majority vote. As a result of such restructuring, the Reporting Person no longer deems himself to be the beneficial owner of Class B Common Stock held by the trusts.

                  The Reporting Person currently does not own any Class B Common Stock on his own behalf, and he disclaims beneficial ownership as to the 2,500 shares of Class B Common Stock (0.15% of total outstanding shares) held by his spouse.

                  The shares listed above exclude 45,900 shares of Class B Common Stock (2.67% of total outstanding shares) held by First Citizens Bancorporation of South Carolina, Inc., Columbia, South Carolina ("Bancorp"), a publicly-held corporation in which the Reporting Person serves as one of 16 directors. The Reporting Person does not deem himself to have any voting or dispositive power as to, or to be the beneficial owner of, shares of Class B Common Stock held by Bancorp.

         (c) The Reporting Person has not effected any transactions in Class B Common Stock during the 60 days preceding the date of this Amendment No. 2.

         (e) The Reporting Person ceased to be the beneficial owner of more than 5% of Class B Common Stock on November 1, 1999.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 9, 1999                                  /s/ George H. Broadrick
                                                  ---------------------------
                                                      George H. Broadrick